[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5734
Fax:	(215) 832-5734
Email:	schwartz-g@blankrome.com

May 11, 2012

Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
SEC File Numbers: 333-180813 and 811-22066

Dear Mr. Rupert:

On behalf of the Fund, this letter is in response to the comment letter dated April 27, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Fund’s registration statement on Form N-2 filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”), filed on April 19, 2012 (the “Registration Statement”).  Transmitted herewith is a copy of Pre-Effective Amendment #1 to the Registration Statement, including exhibits, for filing under the 1933 Act and the 1940 Act.

We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

1.           Comment.  The Fund has historic returns of capital (“ROC”) per share of $.41, $2.30, $2.30, $.40 and $.63 from 2007 to 2011 respectively.  Assuming ROC distributions continue, will they cause/require the Fund to file/report/deliver Form 8937, Report of Organizational Actions Affecting Basis of Securities with the Internal Revenue Service and to certain security holders?  If so, please expand the disclosure in the section captioned “Federal Income Tax Matters” to explain the filing, timing, use, and impact of Form 8937 on Fund shareholders.  Should the Fund anticipate any risk of noncompliance with the prospective timing requirements related to Form 8937, please explain what impact, if any, that may have on shareholders.  In addition, please note whether Form 8937 will be available on the Fund’s website.

Response:  The Fund has added the disclosure set forth below to the section captioned “Federal Income Tax Matters”.  In addition, the Fund notes that it is creating a website and intends to launch it prior to the date on which it will be required to file Form 8937 with the IRS or furnish such information to the requisite shareholders.

Kevin C. Rupert
May 11, 2012

Section 6045B of the Code generally imposes certain reporting requirements on the Fund with respect to any organizational action that affects the tax basis of our Shares for U.S. federal income tax purposes.  The Fund has historically made returns of capital distributions to certain Shareholders and, to the extent such payments continue, the Fund will generally be required to file IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities (“Form 8937”), with the IRS and deliver an information statement to certain Shareholders, subject to certain exceptions.  Generally, the Fund must file Form 8937 with the IRS on or before the 45th day following the corporate action or, if earlier, January 15 of the year following the calendar year of the corporate action.  In addition, the Fund must furnish the same information to certain Shareholders on or before January 15 of the year following the calendar year of the corporate action.  However, the Fund generally would not be required to file Form 8937 or furnish this information to Shareholders provided it posts the requisite information on its primary public website by the due date for filing Form 8937 with the IRS and such information is available on its website (or any successor organization’s website) for 10 years.

As the Fund will generally not be able to determine whether a distribution during the year will be out of its earnings and profits (and, therefore, whether such distribution should be treated as a dividend or a return of capital distribution for these purposes) until the close of the tax year, the Fund intends to take the position that the organizational action should be treated as a dividend and, consequently, issuer reporting should not be required pursuant to the Treasury Regulations.  The Fund intends to utilize its best efforts to determine the tax characterization of the Fund’s distributions as soon as practicable following the close of the year and timely comply with the abovementioned Section 6045B requirements, to the extent applicable.  The Fund may be subject to substantial penalties to the extent that it fails to timely comply with its Section 6045B reporting obligations.  Each Shareholder is urged to consult its own tax advisor regarding the application of Section 6045B to its individual circumstances.

Kevin C. Rupert
May 11, 2012

2.         Comment.  We note that since 2007 much of the distributions the Fund made under its distribution policy are ROC.  Thus, please expand the risk disclosure to state that the proceeds of this offering may be used to support the Fund’s distribution policy by providing funding for future ROC distributions.

Response:  The Fund has added disclosure that the Fund may use the proceeds of the offering to maintain the Fund’s distribution policy by providing funding for future distributions, which may constitute a return of capital to Shareholders and lower the tax basis in their Shares.  In addition, as set forth in the Use of Proceeds section of the prospectus, the Adviser intends to invest the proceeds of the offering within one month of receipt in accordance with the Fund’s investment objective and policies.  To the extent necessary to meet the amounts distributed under the Fund’s distribution policy, portfolio securities, including those purchased with proceeds of the offering, may be sold to the extent adequate income is not available.  The Fund has added disclosure accordingly.

3.         Comment.  Please explain in the distribution policy section that while ROC may be currently a tax-free return, it will lower a shareholders basis in their shares, which may cause shareholders to pay higher taxes in the future, even if shares are sold at a loss from the original investment amount.

Response:  The Fund has added disclosure that although return of capital distributions may not be taxable, such distributions may reduce a Shareholder’s cost basis in his or her shares, and therefore may result in an increase in the amount of any taxable gain on a subsequent disposition of such shares, even if such shares are sold at a loss to the shareholder’s original investment amount.

4.         Comment.  The Fund has presented 3 expense ratios.  Two of the three expense ratios are identical.  The staff believes that a fund should only present a gross expense ratio (including all fund expenses) and a net expense ratio (including reductions for waivers only).

Kevin C. Rupert
May 11, 2012

Response:  The Fund has deleted the expense ratio entitled “Ratio of expenses to average net assets, net of fee waivers”.

Closing

5.         Comment.  We note that page 4 of the prospectus provides the history for last year’s rights offering.  At a suitable location in the prospectus, the Fund should present a summary of previous rights offerings, if any.

Response:  The Fund has added disclosure accordingly and hereby confirms that, except for the rights offering conducted in 2011, it has not conducted any other rights offerings.

6.         Comment.  Please inform us whether all of the officers, directors, and beneficial owners of more than 10% of the Fund’s securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response:  To the best of our knowledge, all officers, directors, and beneficial owners of more than 10% of the Fund’s securities are current with the ownership reports required by Section 16(a) of the Securities Exchange Act of 1934.

*       *       *       *       *       *

            Comment.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Fund acknowledges the Staff’s comment.

      Comment.  Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Kevin C. Rupert
May 11, 2012

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Fund acknowledges the Staff’s comment and will provide a letter to such effect at the time it requests acceleration of the Registration Statement’s effective date.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5734.

    Very truly yours,

    /s/ Geoffrey D. Schwartz

    Geoffrey D. Schwartz